UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Boon VR LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> March 9, 2016

Physical address of issuer
404 Bryant Street, San Francisco, CA 94107

Website of issuer
http://boonvr.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 27, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,986.00	$7,993.00
Cash & Cash Equivalents	$1,302.00	$1,831.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$237,865.00	-$149,345.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 9, 2018

FORM C

Up to $1,070,000.00

Boon VR LLC



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Boon VR LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities and 5% of the gross proceeds of this Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,1016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. (dba "Republic") will also receive 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment without a change in your lifestyle. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://boonvr.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 9, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019. Once posted, the annual report may be found on the Company's website at: http://boonvr.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Boon VR LLC (the "Company") is a Delaware Limited Liability Company, formed on March 9, 2016.

The Company is located at 404 Bryant Street, San Francisco, CA 94107.

The Company's website is http://boonvr.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We sell virtual reality learning management system software to companies, starting with medical device manufacturers, to enable more immersive and effective training and sales.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	25,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	1,070,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 27, 2018
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 19 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Satya Ridhima Parvathaneni, Pieter Van Iperen,Gan Dunnington, Phillip Pellerin, Rajani Ramanathan, and Vasant Kumar who are the founding executives and advisors. The loss of Satya Ridhima Parvathaneni, Pieter Van Iperen, Phillip Pellerin, Gan Dunnington, MD, Rajani Ramanathan, and Vasant Kumar could harm the Company's business, financial condition, cash flow and results of operations.

The Company has limited operating history upon which you can base your investment decision.

We are a relatively new venture formed in March 2016 and therefore do not have a history of performance, financials and experience managing growth for you to base your investment decisions. Our ability to generate additional (or any) revenue would depend upon whether we can further develop and commercialize the current products or services and make the transition from a start-up to an operating company. The Company's assumptions and expectations regarding our ability to market our services and products, develop our technology and compete with large competitors may be incorrect and as such we may have difficulty growing the Company.

We plan to expand our customer base to medical education companies, patient education companies, pharma companies, nursing care providers and hospital systems. We also plan to expand vertically into other markets such as manufacturing.

There may be uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In marketing and expanding the product capability to flourish in these new lines of business, we may invest significant time and resources. There is no guarantee that our services and products will be accepted by such prospective customer or that we will be able to compete with better capitalized competitors. The adoption of new technology by larger organizations is typically slow and has a longer sales cycle. Initial timetables for the introduction and development of such new lines of business may not be achieved and price and profitability targets may not prove feasible. As a result, our future cash flow may be affected.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Satya Ridhima Parvathaneni, Pieter Van Iperen, Gan Dunnington, Phillip Pellerin, Rajani Ramanathan, and Vasant Kumar in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Satya Ridhima Parvathaneni, Pieter Van Iperen, Phillip Pellerin, Gan Dunnington, MD, Rajani Ramanathan, and Vasant Kumar die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions where our products or services may be sold.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We may not be able to successfully compete against companies with substantially greater resources.

As our industry matures, larger companies may develop products or services similar to ours and compete with our Company. These companies may be better capitalized and with greater resources. We may be unable to compete against such companies.

If we fail to properly manage our anticipated growth, our business could suffer.

Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance.

The industries in which the Company operates are competitive and subject to rapid technological change. If any competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or are otherwise more attractive, we may be unable to compete effectively with other companies.

Broadly, health related technology and to an extent virtual reality technology, can be characterized by intense competition and rapid technological change. We will face competition on the basis of product features, price, services and other factors. Competitors may include large medical device and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competition may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners.

We may not have sufficient funds to meet our future capital requirements.

We believe that the proceeds of this Offering, assuming we raise the maximum amount and other potential sources of liquidity will be sufficient to meet our anticipated cash needs for the next twelve months. In the event the Company does not raise the maximum amount in this Offering, the Company may not fully meet its capital needs and will need to raise additional capital. Additionally, if we require additional funds during that period or in later periods, we may need to seek additional sources of funds, including potentially by selling additional equity securities, borrowing or selling or licensing our assets. However, we may be unable to obtain additional funds on reasonable terms, or at all. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all of our current and planned commercialization and research and development activities. We also may have to reduce sales, marketing, customer service, or other resources devoted to our business. Any of these actions could materially harm our business and results of operations.

Defects in our products or the software that drives them could adversely affect the results of our operations.

The design, manufacture and marketing of our products involve certain inherent risks. Any defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of products can lead to injury or other adverse events. Such adverse events could lead to recalls or safety alerts, and could result, in certain cases, in the removal of our products from the market. A recall could result in significant costs bit financially and to the reputation of the Company. The medical device industry has historically been subject to extensive litigation over product liability claims. We have not been subject to such claims to date, however, we may become subject to claims in the future. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments.

Computer malware, viruses, hacking and phishing attacks, and spamming could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users.

We will in the future rely on sales of our products for our revenue, and we may not be able to achieve or maintain market acceptance.

Our products are relatively new products, and market acceptance and adoption depend on educating and continued acceptance. Achieving and maintaining market acceptance of products could be negatively impacted by many other factors, including, but not limited to: (i) the introduction of new competitive products or greater acceptance of competitive products, and (ii) adverse regulatory or legal actions relating to our products or similar products or technologies, and (iii) problems arising from the outsourcing of our manufacturing capabilities, or our existing manufacturing and supply relationships. Any factors that negatively impact sales would adversely affect our business, financial condition and operating results.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

As of the date of this Offering, we have not filed any patents or copyright applications on our proprietary technology but intend to pursue provisional patents and other intellectual property registrations in the near future. There is no guarantee that we will be successful in registering our intellectual property rights or will have adequate resources to defend any claims. Since our proprietary intellectual property is not protected by any patent or patent application, and, despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization. We have generally sought to protect such proprietary intellectual property in part with confidentiality agreements although such agreements many not have been put in place properly in every instance. We cannot guarantee that these agreements adequately protect our trade secrets and other intellectual property or proprietary rights. In addition, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd SAFE Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE Units even when transfer is permitted. Because the Crowd SAFE Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE United may also adversely affect the price that you might be able to obtain for the Crowd SAFE Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney, tax, financial and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Satya Ridhima Parvathaneni, our Founder and Chief Executive Officer, holds 99.4% of our membership interest and the remaining membership interest is held by our advisors and other executive members. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers, raising additional capital, amending our operating agreement and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company, if any.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when, if and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of

equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Unit member vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IT IS NOT POSSIBLE TO FORESEE ALL THE RISKS THAT MAY AFFECT US OR TO PREDICT WHETHER WE WILL BE ABLE TO EXECUTE OUR CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE THE RISK FACTORS DISCUSSED ABOVE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS.

BUSINESS

Description of the Business
We sell virtual reality learning management system software to companies, starting with medical device manufacturers, to enable more immersive and effective training and sales.

Business Plan
The Company is committed to developing the best on-demand, immersive training software to the healthcare industry where remote training of physicians is important to reduce the high instances of medical errors. The Company's business strategy leverages its unique ability to design and develop its own application software to provide its customers a virtual reality LMS with innovative design, superior ease-of-use and seamless integration. We plan to expand our customer base horizontally in the healthcare space from medical device companies to medical education firms and hospital systems.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
VR learning management software	Boon VR's cloud-based software, currently in beta with the release product under development, provides immersive training which is important for remote training	Medical Device Manufacturers globally. Medical device companies globally spend $990 million on video training (annual). VR is a potential substitute

	to work and be effective. It is a robust platform to effectively distribute real medical cases in VR to physicians around the world.	for video training. We also believe that a stronger remote training option can shift a % of spend from traditional workshop training to VR training. We believe the potential addressable market for Boon VR in medical device space is $1.4 billion globally.

The Company is developing Boon 1.0, which will have added capabilities compared to our existing beta product. We believe that Boon 1.0 can be deployed in the medical device market in the U.S and/or global market in 2018. The proceeds of the Offering will be used in part to develop and market Boon 1.0.

The Company currently sells its software directly to medical device manufacturers in the form of a mobile application on Android and iOS, or an application in standalone headsets. We anticipate to support additional types of VR hardware such as the desktop based headsets.

Competition
The Company's primary direct competitors is VLLIPmed, a platform for medical training for real cases, but is not a full-fledged learning management system. Their focus is a video distribution platform for physicians to discover techniques of other physicians. We are developing a full learning management system in VR that enterprises can use to train their customers and internal sales representatives for proper usage of their device. We believe that the following may be considered indirect competitor of the Company: (i) OssoVR (ii) Bioflight VR and (iii) CeekVR. Currently these are boutique content creation companies that make computer generated animations of medical cases. They are not learning management systems are focused on real case distribution.

Supply Chain and Customer Base
Our software runs on virtual reality headgear that are manufactured by top players like Google, Samsung, Facebook, HTC and Microsoft. These firms have invested millions of dollars in the development of VR and AR headsets. Equally most important asset is our people. One of our goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our current customers are medical device manufacturers in the U.S and/or global.

Intellectual Property
We are in the process of filing provisional patents for two of our complex software features.

Governmental/Regulatory Approval and Compliance
The Company's products and services are not dependent on regulatory approvals at this time. The Federal Drug Administration ("FDA") requires medical device manufacturers to provide proper training to physicians before the usage of devices in cases. Medical accidents are reported to FDA and the device manufacturer in some extreme cases can face blacklisting of existing device. This is a risk to device companies and to help mitigate this risk, Boon VR's software can help them to impart proper training to avoid medical accidents.

Litigation

We are not aware of any of pending or threatened litigation against the Company.

Other

The Company's principal address is 404 Bryant Street, San Francisco, CA 94107.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
Campaign marketing expenses or related reimbursement	3.20%	$800	0.07%	$800
Estimated Attorney Fees	26.00%	$6,500	0.61%	$6,500
Estimated Accountant/ Auditor Fees	16.00%	$4,000	0.37%	$4,000
General Marketing	8.00%	$2,000	6.54%	$70,000
Research and Development	32.00%	$8,000	84.11%	$900,000
Equipment Purchases	6.00%	$1,500	0.33%	$3,500
General Working Capital	3.80%	$950	2.96%	$31,700
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: sole discretion of management.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Satya Ridhima Parvathaneni

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and Chief Executive Officer (3/9/16 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and Chief Executive Officer Responsibilities: Head business development, product design, fundraising and go-to-market strategy of the company. Dates: 3/9/16 to Present. Prior to founding the Company, Mrs. Parvathaneni served as President and Co-Founder of TheIndian Impact, India's first online platform to reduce malunions (July 2013 – January 2018) and Founder of Seaways Free Trade Zone, logistic hubs across the coasts of India (October 2014 to October 2015).

Education
Bachelors of Science in Engineering - Systems Engineering - University of Pennsylvania Bachelors of Science in Economics - Strategic Management - Wharton Business School, University of Pennsylvania

---

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Pieter Van Iperen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer (4/29/17 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, responsible for development of Boon's VR/AR learning management system software and hiring the development team (4/29/17 to Present). Mr. Iperen has served as

Senior Architect for Automation, Advanced Integration and Security at TD Ameritrade (July 2012 – Present).

Education
New York University - BFA/BA/Psychology Certified Penetration Testing Engineer Certified Secure Web Application Engineer Adjunct Professor - Code Security - New York University

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	0
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	99.4%

Type of security	Options Convertible Into Membership Interest
Amount outstanding	0
Voting Rights	No voting rights
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Holders will be entitled to receive 0.80% of the outstanding membership interest at the time of exercise.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$20,000.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	October 28, 2016	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)		$25,000.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	April 24, 2017	Section 4(a)(2)/ Reg D

SAFE (Simple Agreement for Future Equity)		$8,000.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	February 24, 2017	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)		$12,550.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	June 28, 2017	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)		$900.00	Development on beta product, business development, purchase of virtual reality hardware for software development and testing, and operational expenses	September 21, 2017	Section 4(a)(2)/ Reg D
SAFE (Simple Agreement for Future Equity)		$50,000.00	Development on beta product, business development,	September 27, 2017	Section 4(a)(2)/ Reg D

			purchase of virtual reality hardware for software development and testing, and operational expenses		

Valuation

A valuation has not been set for the Company for this Offering. The price for the SAFE Units have been arbitrarily determined. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by Satya Ridhima Parvathaneni, our Founder and Chief Executive Officer (99.2%). Minority owners are Dr.Gan Dunnington, Pieter Van Iperen, Rajani Ramanthan and Vasant Kumar.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Satya Ridhima Parvathaneni	99.4%

Following the Offering, the Purchasers will own equity in the Company. To learn more about the terms for triggering conversion of the SAFE Units into equity, please refer to the CrowdSafe on Exhibit B.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones depending on the availability of resources, including the proceeds of this Offering: 1) Generate revenue by deploying beta product with prospective device companies. One of our customers, a $4 billion global medical device maker has started deploying our beta product from January 25,2018. 2) Increase customer base to enterprise medical device companies that have been identified as sales qualified leads. 3) Upgrade the beta product to a more advanced Boon 1.0 product. 4) File non-provisional patents for advanced features 5)

Increase quality of medical training with the goal of reducing medical errors and accelerating adoption of life-saving medical devices with VR training. Medical errors are 3rd leading cause of death in the U.S!, 6) Potentially submit a proposal containing the pilot results to FDA with the intention that FDA considers recommending VR training to medical device companies.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity and will be used to achieve the upcoming short term milestones in sales and marketing, and product development as well as our long term expansion strategy horizontally in the healthcare space.

The Company does not have any additional sources of capital other than the proceeds from the Offering and capital contributions from its members.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future: VR hardware for development and testing our software.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd SAFE (Simple Agreement for Future Equity) Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 27, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the

Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. (dba "Republic"), the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted. The Company does not have any voting agreements in place at the time of the agreement but may enter into agreements

affecting voting in the near future, including amending its operating agreement. The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the number of securities to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT

IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Pieter Van Iperen
Relationship to the Company	Chief Technology Officer
Total amount of money involved	
Benefits or compensation received by related person	Compensation for work performed for product development
Benefits or compensation received by Company	Product development
Description of the transaction	Company issued 0.3% LLC equity ownership to CTO, Pieter Van Iperen

Related Person/Entity	Satya Ridhima Parvathaneni

Relationship to the Company	Founder and Chief Executive Officer
Total amount of money involved	
Benefits or compensation received by related person	Compensation for work performed for product development
Benefits or compensation received by Company	business plan, business development, product development, fundraising, marketing, go to market strategy, hiring, market validation
Description of the transaction	Company granted 99.2% LLC equity ownership to Satya Ridhima Parvathaneni

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Satya Ridhima Parvathaneni
(Signature)

Satya Ridhima Parvathaneni
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Satya Ridhima Parvathaneni
(Signature)

Satya Ridhima Parvathaneni
(Name)

Founder and Chief Executive Officer
(Title)

February 9, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A

Financial Statements

BOON VR LLC

Unaudited Financial Statements for the Period from

March 9, 2016 (Inception) to December 31, 2017



IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 1, 2018

To: Board of Managers of Boon VR LLC.
Attn: Ridhima Parvathaneni

Re: 2017 and 2016 Financial Statement Review
Boon VR LLC

We have reviewed the accompanying financial statements of Boon VR LLC (the "Company"), which comprise the balance sheet as of December 31, 2017 and December 31, 2016, and the related statements of income and cash flows for the period of March 9, 2016 (inception) through December 31, 2016 and the calendar year ending December 31, 2017, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for

them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BOON VR LLC
BALANCE SHEET
As of December 31, 2017 and 2016
(Unaudited)

ASSETS	2017	2016
Current Assets:		
Cash and cash equivalents	$ 1,302	$ 1,831
Total Current Assets	1,302	1,831
Property and equipment, net	3,684	6,162
TOTAL ASSETS	$ 4,986	$ 7,993
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 0	$ 0
Advances from founder	0	0
Total Current Liabilities	0	0
TOTAL LIABILITIES	0	0
Members' Equity:		
Members' capital	275,746	137,338
Additional paid in capital - SAFE	116,450	20,000
Retained earnings	(387,210)	(149,345)
Total Members' Equity	4,986	7,993
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,986	$ 7,993

BOON VR LLC
STATEMENT OF OPERATIONS
For the Period from March 9, 2016 (Inception) to December 31, 2017

		2017		2016
Revenues	$	0	$	0
Cost of revenues		0		0
Gross Profit (Loss)		0		0
Operating Expenses:				
Research and development		180,660		118,749
General and administrative		48,080		18,451
Sales and marketing		6,647		9,664
Depreciation expense		2,478		2,481
Total Operating Expenses		237,865		149,345
Operating Income (Loss)		(237,865)		(149,345)
Provision for Income Taxes		0		0
Net Loss	$	(237,865)	$	(149,345)

BOON VR LLC
STATEMENT OF MEMBERS' CAPITAL
For the Period from March 9, 2016 (Inception) to December 31, 2016
(Unaudited)

	Member Capital	Paid in Capital - SAFE	Accumulated Deficit	Total Members' Capital
Balance as of Inception	$ 0	$ 0	$ 0	$ 0
Capital Contributions	137,338	0	0	137,338
Issuance of SAFE (see Note 6)	0	20,000	0	20,000
Net Income (Loss)	0	0	(149,345)	(149,345)
Balance as of December 31, 2016	137,338	20,000	(149,345)	7,993
Capital Contributions	138,408	0	0	138,408
Issuance of SAFE (see Note 6)	0	96,450	0	96,450
Net Income (Loss)	0	0	(237,865)	(237,865)
Balance as of December 31, 2017	$ 275,746	$ 116,450	$ (387,210)	$ 4,986

BOON VR LLC
STATEMENT OF CASH FLOWS
For the Period from March 9, 2016 (Inception) to December 31, 2017
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (237,865)	$ (149,345)
Add back:		
Depreciation	2,478	2,481
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses	0	0
Net Cash Used In Operating Activities	(235,387)	(146,864)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	(8,643)
Net Cash Used In Investing Activities	0	(8,643)
Cash Flows From Financing Activities		
Capital contributions	138,408	137,338
Sale of SAFE	96,450	20,000
Net Cash Provided By Financing Activities	234,858	157,338
Net Change In Cash and Cash Equivalents	(529)	1,831
Cash and Cash Equivalents at Beginning of Period	1,831	0
Cash and Cash Equivalents at End of Period	$ 1,302	$ 1,831
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

BOON VR LLC
NOTES TO FINANCIAL STATEMENTS
For the Period from March 9, 2016 (Inception) to December 31, 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Boon VR LLC. (which may be referred to as the "Company," "we," "us," or "our") provides immersive, virtual reality training for faster medical technology adoption.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from the founder and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 9, 2016 in the State of Delaware. The Company is headquartered in Sam Francisco, California. The Company did not begin operations until 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had cash on hand totaling $1,302 and $1,831, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company did not have any outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to

the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income. For the period from Inception through December 31, 2016, the Company is taxed as a sole proprietorship for federal, state and local income taxes. For the year ended December 31, 2017, the Company operates as a limited liability company whereas, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had not begun recognizing sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and Equipment as of December 31st consisted of the following:

	2017	2016
Equipment	$ 8,643	$ 8,643
	8,643	8,643
Less accumulated depreciation	(4,959)	(2,481)
	$ 3,684	$ 6,162

Depreciation expense totaled $2,478 and $2,481 for the years ended December 31, 2017 and 2016, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2016, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has not yet filed its income tax return for the year ended December 31, 2017. The Company incurred a loss during the period from Inception through December 31, 2016 and during the year ended December 31, 2017.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – MEMBERS' EQUITY

Capital Contributions
The Company through December 31, 2016 is owned by one individual, the original founder. For the period from inception through December 31, 2017, the founder has contributed $275,746 to the Company. The founder has not taken a salary during this same period. Contributions or withdrawals from the Company by the founder have been and will be accounted for on the balance sheet under "Members' Capital."

Issuance of Restricted Stock
During 2017, the Company issued ownership percentages totaling 0.883% to three advisors for services rendered. The stock vests over time and the last ownership percentage vests in August 2018.

Issuance of Simple Agreement for Future Equity ("SAFEs")

During 2016, the Company sold 20,000 units of SAFEs for net proceeds totaling $20,000.

Upon a future equity financing (an "Equity Financing"), the SAFEs are convertible into Safe Preferred Stock, which are securities identical to those issued in the Equity Financing except that the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection will equal the Discount Price and the basis for dividends will be based on the discount price.

Upon conversion, the Company will issue to the investor a number of shares of the Safe Preferred Stock of capital stock sold in the Equity Financing. The number of shares of the Safe Preferred Stock of such capital stock issued shall equal the discount price (price at which the capital stock is sold times 70%) whichever generates the highest number of equities ("Discount Price").

During 2017, the Company sold 96,450 units of SAFEs for net proceeds totaling $96,450.

Upon a future equity financing (an "Equity Financing"), the SAFEs are convertible into Safe Preferred Stock, which are securities identical to those issued in the Equity Financing except that the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection will equal the Discount Price and the basis for dividends will be based on the discount price.

Upon conversion, the Company will issue to the investor a number of shares of the Safe Preferred Stock of capital stock sold in the Equity Financing. The number of shares of the Safe Preferred Stock of such capital stock issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the conversion price (valuation cap of $7,000,000 divided by the fully diluted capitalization of the Company) ("Conversion Price") or the discount price (price at which the capital stock is sold times 65% to 85%, depending on the SAFE agreement) whichever generates the highest number of equities ("Discount Price"). One SAFE includes the Conversion Price which was issued for $50,000.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") SAFE instruments for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through February 1, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Exhibit B

Form of CrowdSafe

(Simple Agreement for Future Equity)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

BOON VC LLC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [•] (the "**Investor**") of [•] (the "**Purchase Amount**") on or about $crowd_safe_date$, Boon VR LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to a certain ownership interest in the Company, subject to the terms set forth below.

The "**Discount**" is 20%

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Securities sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(e) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Securities sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Securities shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument in accordance with Section 1(d), the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Securities equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Securities granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Securities issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this instrument, subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's managers or board of directors at the time of Dissolution Event) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares of a CF Shadow Series or of Preferred Securities or Common Securities, as applicable, to the Investor pursuant to Sections 1(a), 1(b) or 6(a) or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities.

"**CF Shadow Series**" shall mean a series of Preferred Securities that is identical in all respects to the shares of Preferred Securities issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Units in an Equity Financing, the Shadow Series would be Series A-CF Preferred Units), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Securities; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of managers or members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Securities.

"**Discount Price**" means the lowest price per share of the securities sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Capital Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any shares of Capital Stock that is issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) any equity securities reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b)(ii).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or operating agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall issue from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series or of Capital Stock, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series or Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of common stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all shareholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's managers or board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a shareholders of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however,* that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of California without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration

Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BOON VR LLC

By: _____
Name: Satya Ridhima Parvathaneni
Title: CEO
Address:404 Bryant Street,
San Francisco, CA 94107

Email: ridhima@boonvr.com

INVESTOR:

_____

Name: [●]

Exhibit C

Video Script

Ridhima: Hi, my name is Ridhima and I'm the CEO and founder of Boon VR.
Did you know, that medical errors are the third leading cause of death in the United states?
How is this possible in the age of modern medicine?

Doctor Gan Dunnington – So, I'm a cardiothoracic surgeon and as you can imagine there's
always new technologies, new techniques coming up on almost a weekly, monthly basis. It
can be very intimidating; the idea of learning new techniques which maybe you didn't pick
up in medical school.
Every physician goes through the process of medical school and residency; where you have
an opportunity to learn as much as you possibly can. But the majority of what we do in our
practice is learn after you've gotten out of the training period.
So, you know, to pick up a new procedure, or a new technique or use a new device, a lot of
times the first time you're doing it is maybe with a live patient in front of you which is
certainly a scary proposition.

When I first saw Virtual reality I was blown away, this is..this is a game changer technology.
This isn't watching something on the screen, this isn't reading it out of the book, this is
actually standing in the footsteps of an expert, being able to experience the procedure. Not
only me as the operator but also for the nurses in the room, or anesthesia or any other
support staff that may be involved. So I am really am excited about Virtual Reality's place. In
the future of medical education and I know you will be too as soon as you get to experience
it.

Ridhima: Our pilot study at St. Helena hospital in California showed that 77% of operating
room respondents felt VR training will replace video training.
A 100% felt VR training was more effective than video training.

Until medical device companies can effectively train these doctors on their life-saving
innovations, their products are going to sit in cold-storage.

Join us as we tackle the next medical frontier, thank you!

Exhibit D

Offering Page



Company Name	Boon VR
Logo	
Headline	Medical Training in Virtual Reality! Major Paid Pilots. Serial Entrepreneur.
Cover photo	



**Hero
Image**



Tags

**Pitch
text**

Deal Highlights

- Medical errors are the 3rd leading cause of death in the U.S. They are a global problem affecting 232 million patients!
- 92% of operating room respondents felt that virtual reality training improves retention of medical procedures in a recent pilot. They described VR as "Transformational," "Revolutionary" and "Efficient."
- Boon VR uses cutting edge virtual reality technology to provide life-like, on-demand training for medical procedures!

- $1.4 billion potential addressable market for Boon VR.
- Running paid pilots including a Fortune 2000 medical device company and are in talks with several Fortune 500 device companies.
- Team: A leading cardiothoracic surgeon, multiple MedTech influencers, a veteran startup CTO, a former COO of Salesforce, a former Senior Director of Development at Oracle, all led by a successful serial entrepreneur.
- Have secured $375,000 in investments already.
- With VR training, life-saving medical devices such as pacemakers and neurosurgery devices can reach patients faster, because doctors can learn how to implement them quicker.



Napa Valley, CA - Cardiothoracic surgeons watching an Open Heart case in Boon VR.



Boon can protect

232 million patients

worldwide

Problem

Medical breakthroughs happen regularly, but training lags far behind. As procedures become more advanced and complex, the more difficult it is for doctors to learn and employ those new techniques.

Current practice requires doctors to travel to in-person workshops, which often requires a great deal of time and money. Once they return to their home hospitals, the main resources available for review are their notes and videos, both of which fail to capture the real experience of an operating room.



2-dimensional video is not realistic

Travel to workshops is expensive and limited



Solution

Boon VR is closing the training gap. Boon VR's unique cloud platform allows doctors to virtually visit and revisit operating rooms where real-life procedures are taking place. Using Boon's VR capabilities, viewers can peek over the surgeon's shoulder, watch every incision, note heart and respiratory activity on the monitors and even look around to see how the assisting staff members are interacting. If the operating room is a living theater, then Boon VR puts the viewer on center stage.

> VR allows us to come much closer to that real environment multiple times before facing it for real.
>
> Dr. Douglas Johnston,
> Staff Cardiac Surgeon, Cleveland Clinic



> When trying to reduce the knowledge gap faster, the immersive, almost in-person feeling of training in VR is superior to 2-dimensional videos.
>
> Dr. Adam Tibble,
> Anaesthesiologist, Sutter Health System



> VR's value over 2D is that I can show teamwork and team behavior simultaneously. One can learn anyone's role at a given time by looking around.
>
> $6 BN Medical Device Maker

> VR will help a lot in getting over the complexity of a new device and allow physicians and nurses to safely and precisely perform the procedure.
>
> $500 MN Neurosurgical Device Maker

Product

Boon VR's advanced cloud platform is a full-scale learning management system in virtual reality for medical device

companies. Our customers can deploy VR training real time to physicians around the world using the Boon VR platform. They can add interactivity to the training modules on-the-fly, and view the resulting analytics.



How it works



Medtech company buys Boon subscription online.

Hire a Boon accredited VR videographer to record 360-degree videos of real-life medical procedures.





Upload videos to Boon's Learning Management System and customize them to make interactive training experiences.

Physician opens the Boon app that's pre-loaded on the headset provided by the Medtech company to watch from the comfort of their own offices.



Business Model

Boon VR's platform is available under two subscription models for Medical device companies. Once the device provider is set up with Boon VR, they can offer VR training to all the hospitals they sell to. Each of these is a sale for Boon VR.

ON-SITE SUBSCRIPTION

$595

per hospital per month.
For doctors studying
new procedures

EVENTS SUBSCRIPTION

$995

per month.
To introduce or review
content at workshops
and conferences

Traction

1. On January 25, 2018 a $4 BN medical device company began a pilot with a beta version of Boon VR training for their catheter device.

"Everyone is excited using VR as a training tool, especially for new people in the setting (fellows, nurses, technicians)." - From Pilot Customer Representative



Feedback from Pilot

2. In December 2017, Operating Room physician and staff at St. Helena Hospital, CA showed their strong preference for virtual reality training in a randomized pilot conducted by Boon VR. The respondents watched a VATs Maze procedure and an Open Heart Surgery case.

BOON VR PILOT AT ST. HELENA HOSPITAL, CA Q4 2017



77% of operating room respondents felt VR case training will replace video training.

100% felt VR case training was more effective than video training.

3. On August 25, 2017, a 100% of the focus group consisting of 42 Cardiothoracic surgeons preferred VR case training over conventional video training.

CARDIOTHORACIC SURGEON FOCUS GROUP Q3 2017, 42 CARDIOTHORACIC SURGEONS



Cardiothoracic surgeons watched an open-heart case in Boon performed by Dr. Gan Dunnington at Marriott, Napa Valley.

100%

preferred VR case training over conventional video training.

100%

would use if it were available.

Current Prospective Customers

- A $500 MN neurosurgical device maker is expected to deploy their paid pilot in Q3 2018 upon their device launch.

- In talks with several Fortune 500 device makers for Boon VR training on their life-saving devices ranging from pacemakers to laparoscopic equipment.

Market Size & Opportunity

Boon VR's addressable market is $1.4 billion globally. Medical device companies spend an annual $990 million on video training (global spend). VR training has the potential to replace video training as a more effective and realistic alternative. We also believe that a more compelling remote training option will shift a percentage of device companies' budgets from traditional workshop training to VR training.

Go To Market Plan

Boon VR uses its team's strong connections in MedTech to generate referral sales, conferences and Continuous Medical Education events (CMEs), and digital and print marketing. We have deep relationships in the device space and with key opinion leader physicians from various service lines including Cardiovascular, Neurosurgery, Orthopaedics, and Interventional Cardiology.

We are an integrated team of medical, business and technical experts. Our thorough go to market plan was created with feedback from our team of MedTech veterans including Phillip Pellerin, Dr. Gan Dunnington, and Dr. Fumiaki Ikeno, and is being implemented by Ridhima Parvathaneni and Rajani Ramanathan with their enterprise sales expertise.

Growth Markets & Expansion Plan

The Boon VR learning management system is designed to be scalable to other markets. While MedTech companies are our initial target market, we have identified and validated horizontal markets in healthcare for expansion. These include residency training in hospital systems, medical school curriculum for students, and nursing care providers (especially at-home nursing for elderly).

What's Next



Investments will be used to:

Expand our product with interactive learning features

Marketing Spend for Customer Acquisition

Hire additional staff (marketing and sales)

Competition

A direct competitor of Boon VR is a discovery platform for doctors to browse 360 videos of medical cases and learn from their peers, as opposed to a full scale learning management system in virtual reality used by the MedTech industry to train physicians. While their model is B2C, ours is B2B.

There are also several providers of heavy simulation training in VR generated by computer graphics, but they're not learning management platforms focused on real case training. Unlike Boon VR they cannot scale fast with an infrastructure heavy setup.

Investors

Shareholders - Total $100,000
- Dr.Fumiaki Ikeno
- Blacktop Capital

Non Dilutive Funding - Total $275,000
  • Ridhima Parvathaneni, Founder & CEO

Meet the Founder

Ridhima Parvathaneni



Ridhima is a serial entrepreneur who founded The Seaways Free Trade Zone in India that generates $4 MN annual revenue in just 4.5 years while displacing multinational giant DHL as the market leader. The Free Trade Zone significantly improved the Indian trading economy and allowed for just-in-time delivery of imported goods including medical devices and pharmaceuticals into India. She also founded Indian Impact, an online platform to reduce widespread malnutrition in India that helped 7,500 children. It has been featured by Forbes, Wharton Magazine and a majority of the Indian media for its innovative model and impact on society. Ridhima has dual degrees in Systems Engineering and Strategic Management from the Wharton Business School, University of Pennsylvania. She is now the founder and CEO of Boon VR bringing virtual reality training to the medical industry to improve efficiency in training and reduce medical errors.

Message from Founder

Hello!

I'm Ridhima Parvathaneni, Founder and CEO of Boon VR. Thank you for checking out Boon VR's campaign on Republic. I started Boon VR in early 2016 to write the next chapter of immersive technology. I come from a family of doctors, and what I learned is that there is an enormous gap in the world of medical training. Life-saving medical devices are being created constantly, and yet, they sit on shelves because the training infrastructure needed to deploy them is slow and inefficient. It is unacceptable that people would not get the treatment they deserve due to lack of training!

We plan on taking the medical training field by storm and be a game changer for the millions of patients who will benefit from better trained surgeons!

We are a team of top medical, technical and business experts working to push the frontier of medical training and build a thriving company with high shareholder returns. I've invested over a quarter of a million dollars of my own money earned from previous successful ventures. I invite you to join with me to make VR medical training a reality, for a better, safer future. Join us!

Thank you,

Ridhima

Join the Boon VR Vision

Join us in bringing cutting-edge Virtual Reality training to medical device suppliers to improve their time-to-market and ensure the effectiveness of physicians' training. - Ridhima and Team

Invest in Boon VR

Team



Ridhima | Founder & | Before founding Boon, Ridhima built The Seaways Free



Pieter Van Iperen | CTO | Technologist, coder, architect, entrepreneur, and mentor, Pieter is a 15-year software engineering veteran, co-founder of multiple startups, software security consultant, professor and author of the HAZL(jADE) programming language.

Dr. Dan Dunnington | Chief Medical Advisor | Cardiothoracic Surgeon at Adventist Heart Institute, St. Helena. Dr.Dunnington was an assistant professor at Stanford University and assistant director of cardiothoracic surgery at El Camino Hospital.

Phillip Pellerin | Sales Advisor | Director of Procurement at the Verity Health System, Phillip has over 15 years of experience sourcing medical devices and can influence across business and departmental lines at the executive level of MedTech companies.

Rajani Ramanathan | Strategic Advisor | Former COO (Tech & Products) at Salesforce, Rajani is an expert in Enterprise sales and product management. She is a board member, investor and advisor for multiple tech companies.

Dr. Fumiaki Ikeno | Investor & Evangelist | Advisor to more than 200 medical device companies, Interventional Cardiologist, Program Director at Stanford Biodesign, member of the FDA-MHLW program, and a regular TEDx speaker and international medical conferences.

Vasant Kumar | Technical Advisor | Nearly 30 years of engineering leadership and long-time Senior Director of Development at Oracle, Vasant has built large software infrastructure and top notch engineering teams. He now serves as advisor and investor to several tech startups.

Perks

$100 Your name on the Investor Honor Roll on Boon VR's website! A shoutout on Twitter, LinkedIn and Facebook from Ridhima. Let's make history together.



$500 Your very own "Proud investor in Virtual Reality" T-shirt and laptop sticker! Let's show off how we're changing the world together. Includes previous perk.

$1,000 You're invited to a meet and greet with Ridhima in a YouTube live video session joined by a member of the Boon VR leadership team! Includes all previous perks.



$5,000 Your name and photo will be included in our new version announcement emails! You are the reason for the new software release. Includes all previous perks.



$10,000 The moment of truth! Experience virtual reality first hand and see for yourself how it will revolutionize medical training. We will FedEx you the Boon VR demo to keep and share with colleagues and family for a week! Includes all previous perks.

$15,000 Get a software release named after you! We'll send you an email with the picture and GIF of it to share with friends and family! Includes all previous perks.

$25,000 You're invited to beautiful San Francisco for a tour of Boon HQ. Have dinner with Ridhima and members of the Boon VR leadership team. Includes travel & lodging for U.S based investors, and all previous perks.



$50,000 You're invited to Boon VR's annual Investor General Meeting in SF. Experience cutting edge VR features. Have lunch with the team and medical device customers and doctors! Includes travel & lodging for U.S. based investors & all previous perks.

FAQ

Do you have the full report of the St.Helena pilot and details of the content that respondents watched?

Yes, you can access it here : https://docsend.com/view/pj3p2....
The respondents watched a VATs Maze case and an Open heart surgery case. Here is the abridged case content of the VATs Maze in VR :

- inserting of ports
- pericardial
- cardiac/ sinus dissection
- encircling the right pulmonary veins
- clamp 1 is in

- clamping
- removal of clamp
- start of fusion
- scrubbable fusion
- tucking magnets
- lung inflation

Who manufactures the virtual reality headsets required to run Boon VR software?	Facebook (Oculus), Google, Samsung and HTC are the major virtual reality headset manufacturers. Mobile based headsets cost an average of $60, while standalone headsets cost an average of $275.
Can you share the Washington Post article that reports about medical errors in the US?	Here it is: Researchers: Medical errors now third leading cause of death in United States
How do patients benefit from VR trained operators?	Patients are the biggest winners as they are protected from medical accidents that could cost them their life, their financial burden of paying medical bills is decreased, and properly conducted operations prevents them from readmission or from the side effects of a poorly done procedure. Millions of patients globally can benefit from better trained operators.
Will VR training speed up MedTech sales?	VR training has the potential to speed up MedTech sales since it allows physicians and staff to learn new procedures faster. For one of our customer's devices, it can take up to 50 cases to reach the point where the physician has developed the muscle memory and pattern recognition needed to be fully ready to use a new device. Boon VR can reduce this training time which allows for faster MedTech adoption of the device.
How is VR better than a 2-dimensional video?	Offering a 360-degree view is the only way to fully convey teamwork and different roles in the operating room "who does what at what time". 2D video cannot provide a simultaneous 360-degree view. The immersion and life-like feeling of VR can boost confidence, familiarity and retention of procedural steps.
What are the potential end results of VR training?	• Consistent realistic training leading to reduced medical errors and better patient outcomes • Faster adoption of medical devices leading to faster revenues for the MedTech industry • Reduced liability and lower cost of training for the MedTech industry.
How is VR more reliable than workshop training?	• It's available to physicians 24/7 • VR viably allows for VUCA training and practice in other wise high risk or

rarely available environments

- Guided annotation that's available 24/7

- Ability to get metrics. Metrics can include visual field focus, stalling and replay

Does Boon VR help medical device manufacturers with content creation?

Yes. Boon regularly accredits independent VR videographers which we keep in a list. The videographers utilize Boon's proprietary 'Medical VR Filming Playbook' - which is a compilation of best practices on equipment, do's and don'ts in the operating room, camera angles, and more. As a result, the videos that are uploaded onto Boon effectively capture the medical procedure for training purposes.

What's in store for Boon VR's long term product roadmap?

Boon VR has Augmented Reality enabled training on its product roadmap in 2019 giving us even more ways to harness immersive technology to enhance medical training.